Exhibit 99.1

4 June 2024

PureTech Health plc

Proposed $100 million Tender Offer at 250 pence per Ordinary Share

Schedule TO Amendment No. 1

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, today announces further information in connection with its proposed $100 million tender offer (the “Tender Offer”).

The Company has filed a document titled Schedule TO (Amendment No.1) with the US Securities and Exchange Commission (“SEC”) in order to provide clarification on certain matters raised in connection with the Schedule TO which included as an exhibit the circular to the Company’s Shareholders (the “Circular”). The Schedule TO (Amendment No.1) is available on the SEC’s website at http://www.sec.gov and on the website set up by the Company for the purposes of the Tender Offer at https://investors.puretechhealth.com/tender-offer.

The Schedule TO (Amendment No.1) provides the following amendments and clarifications:

“The Circular and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Circular, are hereby amended and supplemented as set forth below. You should read this Amendment No. 1 together with the Schedule TO and the Circular.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO and the Circular remain unchanged. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Circular.

Amendments to the Circular and Items 1 through 9 and Item 11 of the Schedule TO

1. The first sentence of the fifth paragraph on the cover page of the Circular is hereby amended and restated in its entirety as follows:

“The Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, email and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of Australia, Canada, Japan, New Zealand, Singapore, the Republic of South Africa or any other jurisdiction where the mailing of this Circular or the accompanying documents into or inside such jurisdiction would constitute violation of the laws of such jurisdiction (“Restricted Jurisdiction”).”

2. The information under the heading “NOTICE FOR US SHAREHOLDERS AND ADS HOLDERS” on the cover page of the Circular is hereby amended by deleting the sixth paragraph under the heading in its entirety, which reads as follows: “While the Tender Offer is being made available to Shareholders in the US, the right to tender Ordinary Shares is not being made available in any jurisdiction in the US in which the making of the Tender Offer or the right to tender such Ordinary Shares would not be in compliance with the laws of such jurisdiction.”

3. Section 2.1 (“Background to and reasons for the Tender Offer”) of Part III (“Letter from the Chair of PureTech Health plc”) on page 7 of the Circular is hereby amended and supplemented by adding the following sentences at the end of the third paragraph under Section 2.1:

“The Board has determined that an amount of US$100 million from the proceeds of the Transaction shall be returned to Shareholders. The Board has further determined that the net proceeds from the Transaction will be sufficient to pay the Tender Offer consideration and related fees and expenses, and the Company has no need or plans for alternative financing plans or arrangements.”

4. Section 9.3 (“Notification of Interests”) of Part III (“Letter from the Chair of PureTech Health plc”) on page 13 of the Circular is hereby amended and supplemented by deleting the first paragraph under Section 9.3 and replacing with the following new paragraphs under Section 9.3:

“The Company has its Ordinary Shares admitted to trading on the main market of the London Stock Exchange and, accordingly, every Shareholder must comply with the notification and disclosure requirements set out in Chapter 5 of the Disclosure Guidance and Transparency Rules (as amended and varied from time to time). Under Chapter 5 of the Disclosure Guidance and Transparency Rules, a Shareholder is required to notify the Company of the percentage of its voting rights if the percentage of voting rights which it holds (directly or indirectly) reaches, exceeds or falls below three per cent and each one per cent threshold thereafter up to 100 per cent. A notification must be made using the form TR1 available in electronic format at the FCA’s website at www.fca.org.uk.

Following the Company’s purchase of Ordinary Shares from Jefferies pursuant to the terms of the Option Agreement, and regardless of whether a Shareholder tenders any or all of their Ordinary Shares (including Ordinary Shares represented by ADSs) pursuant to the terms of the Tender Offer, the number of Ordinary Shares (including Ordinary Shares represented by ADSs) in which a Shareholder is interested when taken as a percentage of the Company’s Issued Ordinary Share Capital as a whole may change, which may give rise to an obligation under Chapter 5 of the Disclosure Guidance and Transparency Rules on the part of such Shareholder to notify the Company of their revised interest in Ordinary Shares when taken as a percentage if such percentage reaches, exceeds or falls below three per cent and each one per cent threshold thereafter up to 100 per cent, as soon as possible and in any case within two trading days of becoming aware or being deemed to have become aware of such change.”

5. Section 5.4 of Part V (“The Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) on page 34 of the Circular is hereby amended and restated in its entirety as follows:

“In particular, the Tender Offer is not being made directly or indirectly in or into or by use of the mail or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and email) of interstate or foreign commerce of, or of any facility of a national securities exchange of, a Restricted Jurisdiction.”

6. Section 5.5 of Part V (“The Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) on page 34 of the Circular is hereby amended and restated in its entirety as follows:

“Accordingly, copies of this Circular, the Tender Form and any related documents are not being and must not be mailed or otherwise distributed or sent in or into a Restricted Jurisdiction, including to Shareholders with registered addresses in a Restricted Jurisdiction, or to persons who are custodians, nominees or trustees holding Ordinary Shares for persons in a Restricted Jurisdiction.”

7. Section 5.6 of Part V (“The Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) on page 34 of the Circular is hereby amended and restated in its entirety as follows:

“Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in or into a Restricted Jurisdiction.”

8. Section 2.1 of Part V (“The Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) of the Circular is hereby amended and supplemented by inserting the following after paragraph I on page 23 of the Circular, and Part VIII (“Further Information for ADS Holders”) of the Circular is hereby amended and supplemented by inserting the following after paragraph I on page 58 of the Circular:

“Jefferies having being satisfied, acting reasonably, that, at all times up to immediately prior to the announcement of the results of the Tender Offer, the Company has complied with its obligations, and is not in breach of any of the representations and warranties given by it, under the Option Agreement is a condition of the Tender Offer as set out in paragraph C above. The Company’s obligations under the Option Agreement are as follows:

•

to furnish Jefferies with as many copies as Jefferies may reasonably request of the Tender Offer materials, and, prior to using the Tender Offer materials, to submit copies of such materials to Jefferies and give reasonable consideration to Jefferies’s comments, if any, thereon;

•	to comply with the Tender Conditions;

•	to effect the Tender Offer so as to comply with applicable law and regulation;

•	to comply with its obligations under the Depositary Agreement and the Tender Agency Agreement;

•

to not amend, waive or vary any of the Tender Conditions or the Depositary Agreement or enter into any other agreement with the Depositary that is material to the Tender Offer, without prior consultation with Jefferies;

•	to deliver a legal opinion as to matters of US law to Jefferies;

•	to pay the fees and expenses in connection with the Tender Offer; and

•	to promptly notify Jefferies of certain events relating to the Tender Offer.

The Company’s representations and warranties under the Option Agreement pertain to:

•	incorporation and existence;

•	compliance with applicable law and regulation, and compliance with applicable law and regulation in connection with the Tender Offer;

•

having sufficient distributable reserves (in accordance with section 705 of the Companies Act 2006 of England and Wales) to satisfy the purchase in full by the Company of the tendered Shares pursuant to the Option Agreement;

•	required consents, corporate authorities and approvals to implement the Tender Offer;

•	no conflicts with material agreements;

•	no violation with any material order, judgment or decree;

•	no breaches of applicable law and regulation in connection with the Tender Offer materials;

•	the absence of threatened claim, litigation or investigations;

•	the accuracy in all material respects and absence of misleading statements in the Tender Offer materials;

•	the absence of “inside information”;

•	authorization, execution and delivery and enforceability of the Option Agreement, the Tender Agency Agreement and the Engagement Letter;

•	compliance in all material respects with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder; and

•	eligibility for Tier II relief under the Exchange Act.”

9. Section 4.1 (“Ordinary Shares in Certificated Form”) of Part V (“Terms and Conditions of the Tender Offer in respect of Ordinary Shares”) on page 33 of the Circular is hereby amended and supplemented by deleting the first sentence of Section 4.1 and replacing with the following two sentences:

“Where an accepted tender relates to Ordinary Shares held in Certificated Form, cheques for the consideration due will be despatched by the Receiving Agent (on behalf of Jefferies) by or on Wednesday 3 July 2024 by first class post to the person or agent whose name and address is set out in Box 1 of the Tender Form or, if none is set out, to the registered address of the tendering Shareholder or, in the case of joint holders, the address of the first named Shareholder. The cheques will be posted to such address by or on Wednesday 3 July 2024 whether such address is within the UK or outside the UK.”

10. The definition of “Restricted Jurisdictions” in Part IX (“Definitions”) on page 69 of the Circular is hereby amended and restated in its entirety as follows:

“Restricted Jurisdictions each and any of Australia, Canada, Japan, New Zealand, Singapore, the Republic of South Africa and any other jurisdiction where the mailing of this Circular or the accompanying documents into or inside such jurisdiction would constitute a violation of the laws of such jurisdiction;”

Shareholder Helpline

If you have any questions about the procedure for tendering Ordinary Shares, please call Computershare Investor Services PLC on +44 370 707 4040. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 8:30 a.m. – 5:30 p.m., Monday to Friday, excluding public holidays in England and Wales. Please note that Computershare Investor Services PLC will be unable to give advice on the merits of the Tender Offer or to provide financial, investment or taxation advice.

The Information Agent with respect to the Tender Offer for ADSs and Ordinary Shares in the United States is Georgeson LLC. If you are an ADS holder, an ordinary shareholder, bank, broker or institutional holder in the United States and have questions on how you can participate in the Tender Offer, please call the Information Agent at (+1) 866 529 2770 (toll-free) and (+1) 781 896 6940 (from other countries) from 9 a.m. to 8 p.m. EDT Monday to Friday, and Saturday from 10 a.m. to 2 p.m. EDT.

Contact:

PureTech Health plc

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

Jefferies International Limited

Ed Matthews

+44 (0)20 7548 4107

ematthews1@jefferies.com

Jee Lee

+44 (0)20 7029 8545

Jee.Lee@jefferies.com

UK/EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

puretech@fticonsulting.com

US Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Additional Information for U.S. Investors

The Tender Offer qualifies as a “Tier II” offer in accordance with Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, as a result, is exempt from certain provisions of otherwise applicable U.S. statutes and rules relating to tender offers. U.S. and English law and practice relating to tender offers are different in certain material respects. The Company intends to rely on the Tier II exemption from Rule 14e-1(c) on prompt payment where the Company will follow English law and practice.

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Tender Offer or otherwise. The Tender Offer will only be made pursuant to the Circular and other related materials filed as part of the Tender Offer Statement on Schedule TO, in each case as may be amended or supplemented from time to time. The Company’s security holders are advised to carefully read these documents, and any amendments to these documents, in their entirety before making any decision with respect to the Tender Offer, because these documents will contain important information. The Company’s security holders may obtain copies of these documents and other documents filed with the SEC for free at the SEC’s website at www.sec.gov. In addition, the Company will provide copies of such documents free of charge to its security holders.

In accordance with normal market practice in the UK and pursuant to Rule 14e-5(b)(12) under the Exchange Act, the Company or its nominees or brokers or Jefferies or its affiliates may from time to time make certain purchases of, or arrangements to purchase Ordinary Shares outside the United States, otherwise than pursuant to the Tender Offer, before or during the period in which the Tender Offer remains open for acceptance, such as in open market purchases at prevailing prices or privately negotiated purchases at negotiated prices. Such purchases, or arrangements to purchase will comply with all applicable rules in the UK, including the Listing Rules of the FCA and the Admission and Disclosure Standards of the London Stock Exchange. Any information about such purchases will be disclosed as required in the UK and the US and, if required, will be reported via a Regulatory Information Service and will be available to all investors (including US investors) on the London Stock Exchange website at www.londonstockexchange.com.

The receipt of cash pursuant to the Tender Offer by a Shareholder who is a US person may be a taxable transaction for US federal income tax purposes. The Circular sets out a guide to certain US tax consequences of the Tender Offer for Shareholders under current US law. However, each such Shareholder should consult and seek individual advice from an appropriate professional adviser.

Neither the United States Securities and Exchange Commission nor any US state securities commission has approved or disapproved of this transaction or passed upon the merits of fairness of such transaction or passed upon the adequacy of the information contained in this announcement. Any representation to the contrary is a criminal offence.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, our future prospects, developments, and strategies, and statements regarding the intent, belief or current expectations regarding the Tender Offer. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Other Important Notices

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Ordinary Shares (including Ordinary Shares represented by ADSs). The Tender Offer is made only pursuant to the Circular, the related Tender Form with respect to the Ordinary Shares and the related Letter of Transmittal with respect to the ADSs. The Tender Offer is not being made to, holders of Ordinary Shares (including Ordinary Shares represented by ADSs) residing in any jurisdiction in which the making of the Tender Offer would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, “blue sky”, or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Jefferies International Limited by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Jefferies, which is authorised and regulated by the Financial Conduct Authority in the United Kingdom (“FCA”), is acting exclusively for the Company as financial advisor and broker in connection with the Tender Offer and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to its clients nor for providing advice in connection with the Tender Offer or any other matters set out in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on Jefferies under the Financial Services and Markets Act 2000, as amended or the regulatory regime established thereunder: (i) neither Jefferies or any persons associated or affiliated with Jefferies accepts any responsibility whatsoever or makes any warranty or representation, express or implied, in relation to the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by, or on behalf of it, the Company or the directors of the Company, in connection with the Company and/or the Tender Offer; and (ii) Jefferies accordingly disclaims, to the fullest extent permitted by law, all and any liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise be found to have in respect of this announcement or any such statement.